                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13 D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                     FIRST COMMUNITY FINANCIAL CORPORATION
                     -------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                     -----------------------------------
                        (Title of Class of Securities)

                                  31984M 10 6
                            ----------------------
                                (CUSIP Number)

                                 June 21, 1999
                            ----------------------
            (Date of Event Which Requires Filing of this Statement)

                         William R. Gilliam, President
                 Community Savings Charitable Foundation, Inc.
                            708 South Church Street
                           Burlington, NC 27216-1837
                                (336) 227-3631
            -------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in the paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             (Cover Page Continued)

===============================================================================


  CUSIP NO. 31984M 10 6
           ------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Community Savings Charitable Foundation, Inc.
      (I.R.S. Identification Number Applied For)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4    N/A SHARES OBTAINED BY GIFT.

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      North Carolina

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          100,000 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          100,000 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      100,000 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13

      5.32%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14

      CO
------------------------------------------------------------------------------

Item 1.  Security and Issuer:
----------------------------
          Common Stock

          First Community Financial Corporation
          708 South Church Street
          Burlington, North Carolina 27216-1837


Item 2.  Filer.
--------------

          Name:  Community Savings Charitable Foundation, Inc.

          State or Place of Organization:  North Carolina

          Principal Business:  Charitable Organization

          Address of its Principal Business: 708 South Church Street,
                                             Burlington,
                                             North Carolina 27216-1837

          (d)      No

          (e)      No

          Other Persons Described in General Instruction C.
          ------------------------------------------------

          (a)      Jimmy L. Byrd, Director

          (b)      3025 Truitt Drive
                   Burlington, North Carolina, 27215

          (c)      Grocery retailer, Byrd Limited Partnership
                   P. O. Box 2320
                   Burlington, North Carolina  27216

          (d)      No

          (e)      No

          (f)      United States


                              Page 3 of 19 Pages

          (a)      William R. Gilliam, Executive Officer and Director

          (b)      708 South Church Street, Burlington, North Carolina,
                   27216-1837

          (c)      President and Chief Executive Officer
                   First Community Financial Corporation,
                   a bank holding company,
                   708 South Church Street
                   Burlington, North Carolina 27216-1837

                   President and Chief Executive Officer
                   Community Savings Bank, Inc.,
                   a savings bank,
                   708 South Church Street
                   Burlington, North Carolina 27216-1837

          (d)      No

          (e)      No

          (f)      United States


          (a)      Julian P. Griffin, Executive Officer and Director

          (b)      3929 South Church Street
                   Burlington, North Carolina 27216

          (c)      Retired

          (d)      No

          (e)      No

          (f)      United States


          (a)      Edgar L. Hartgrove, Director

          (b)      2810 Bedford Street, Burlington, North Carolina 27215

          (c)      Retired



                              Pages 4 of 17 Pages

          (d)      No

          (e)      No

          (f)      United States

          (a)      William C. Ingold, Director

          (b)      308 Meadowood Drive, Burlington, North Carolina 27215

          (c)      Automobile Dealer
                   Burlington Motors, Inc.
                   P. O. Box 2056
                   Burlington, North Carolina  27216

          (d)      No

          (e)      No

          (f)      United States


          (a)      Charles A. LeGrand, Director

          (b)      310 Engleman Avenue, Burlington, North Carolina 27215

          (c)      Retired

          (d)      No

          (e)      No

          (f)      United States


          (a)      James D. Moser, Jr., Executive Officer and Director

          (b)      1772 Belmont - Alamance Road, Burlington, North Carolina
                   27215

          (c)      Certified Public Accountant, Gilliam Coble & Moser, LLP
                   P. O. Box 624, Burlington, North Carolina  27216


                              Page 5 of 17 Pages

          (d)      No

          (e)      No

          (f)      United States


          (a)      W. Joseph Rich, Director

          (b)      2251 West Front Street, Burlington, North Carolina 27215

          (c)      Funeral Director
                   Rich & Thompson Funeral Service, Inc.
                   P. O. Box 658
                   Burlington, North Carolina  27216

          (d)      No

          (e)      No

          (f)      United States


          (a)      Alfred J. Spitzner, Director

          (b)      1250 Woodhaven Drive, Mebane, North Carolina 27302

          (c)      Self-employed metallurgical consultant,
                   1250 Woodhaven Drive
                   Mebane, North Carolina 27302

          (d)      No

          (e)      No

          (f)      United States


          (a)      Herbert N. Wellons, Director

          (b)      720 Westbrook Drive, Burlington, North Carolina 27215

          (c)      Retired


                              Pages 6 of 17 Pages

          (d)      No

          (e)      No

          (f)      United States


          (a)      Linda Byrd

          (b)      3025 Truitt Drive
                   Burlington, North Carolina 27215

          (c)      Not applicable

          (d)      No

          (e)      No

          (f)      United States


          (a)      Polly M. Gilliam

          (b)      3905 North NC Highway 87
                   Elon College, North Carolina 27244

          (c)      Not applicable

          (d)      No

          (e)      No

          (f)      United States

          (a)      Rebecca B. Griffin

          (b)      3929 South Church Street
                   Burlington, North Carolina 27216

          (c)      Not applicable

          (d)      No



                              Page 7 of 17 Pages

          (e)      No

          (f)      United States


          (a)      Doris T. Hartgrove

          (b)      2810 Bedford Street
                   Burlington, North Carolina 27215

          (c)      Not applicable

          (d)      No

          (e)      No

          (f)      United States


          (a)      Mary L. Ingold

          (b)      308 Meadowood Drive
                   Burlington, North Carolina 27215

          (c)      Not applicable

          (d)      No

          (e)      No

          (f)      United States


          (a)      Patricia B. LeGrand

          (b)      310 Engleman Avenue
                   Burlington, North Carolina 27215

          (c)      Not applicable

          (d)      No


                              Page 8 of 17 Pages

          (e)      No

          (f)      United States

          (a)      Brenda W. Moser

          (b)      1772 Bellemont - Alamance Road
                   Burlington, North Carolina 27215

          (c)      Not applicable

          (d)      No

          (e)      No

          (f)      United States


          (a)      Sue McAteer Rich

          (b)      2251 West Front Street
                   Burlington, North Carolina 27215

          (c)      Not applicable

          (d)      No

          (e)      No

          (f)      United States


          (a)      Eula J. Wellons

          (b)      720 Westbrook Drive
                   Burlington, North Carolina 27215

          (c)      Not applicable

          (d)      No


                              Page 9 of 17 Pages

          (e)      No

          (f)      United States


Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

          Not applicable.  Securities were acquired by gift.


Item 4.  Purpose of Transaction.
------   ----------------------

          The securities were acquired to be used to further the charitable purposes of the filer, which is a private foundation. Gifts of assets of the filer, including the securities described herein, will be made from time to time to charitable organizations, and for other charitable purposes, as determined by the filer. Except as set forth herein, the filer is not a party to any plans or proposals which would result in any of the transaction described in (a) through (j) of this item.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

          Filer.
          -----

          (a)      100,000 shares (5.32% of outstanding)

          (b)      Sole voting power - 100,000 shares

                   Shared voting power - 0 shares

                   Sole dispositive power - 100,000 shares

                   Shared dispositive power - 0 shares

          (c)      None

          (d)      Not applicable

          (e)      Not applicable


                              Page 10 of 17 Pages

          Other Persons Described in General Instruction C.
          -------------------------------------------------

          Jimmy L. Byrd

          (a)      20,000 shares (1.06% of outstanding)

          (b)      Sole voting power - 13,334 shares

                   Shared voting power - 6,666 shares (with Linda Byrd)

                   Sole dispositive power - 13,334 shares

                   Shared dispositive power - 6,666 shares (with Linda Byrd)

          (c)      None

          (d)      Not applicable

          (e)      Not applicable


          William R. Gilliam

          (a)      20,000 shares (1.06% of outstanding)

          (b)      Sole voting power - 13,333 shares

                   Shared voting power - 6,667 shares (with Polly M. Gilliam)

                   Sole dispositive power - 13,333 shares

                   Shared dispositive power - 6,667 shares (with Polly M.
                   Gilliam)

          (c)      None

          (d)      Not applicable

          (e)      Not applicable


          Julian P. Griffin

          (a)      18,488 shares (0.98% of outstanding)



                              Page 11 of 17 Pages

          (b)      Sole voting power - 10,848 shares

                   Shared voting power - 7,640 shares (with Rebecca B. Griffin)

                   Sole dispositive power - 10,848 shares

                   Shared dispositive power - 7,640 shares (with Rebecca B. Griffin)

          (c)      None

          (d)      Not applicable

          (e)      Not applicable


          Edgar L. Hartgrove

          (a)      20,000 shares (1.06% of outstanding)

          (b)      Sole voting power - 13,000 shares

                   Shared voting power - 7,000 shares (with Doris T. Hartgrove)

                   Sole dispositive power - 13,000 shares

                   Shared dispositive power - 7,000 shares (with Doris T. Hartgrove)

          (c)      None

          (d)      Not applicable

          (e)      Not applicable


          William C. Ingold

          (a)      20,000 shares *(1.06% of outstanding)

          (b)      Sole voting power - 19,000 shares

                   Shared voting power - 1,000 shares (with Mary L. Ingold)


                              Page 12 of 17 Pages

                   Sole dispositive power - 19,000 shares

                   Shared dispositive power - 1,000 shares (with Mary L. Ingold)

          (c)      None

          (d)      Not applicable

          (e)      Not applicable

     * In addition, Mr. Ingold is a Trustee of the Employee Stock Ownership Plan and Trust for Community Savings Bank, Inc. (ESOP). The ESOP owns 150,464 shares (8% of outstanding), and Mr. Ingold has shared voting and dispositive control over such shares.


          Charles A. LeGrand

          (a)      20,000 shares (1.06% of outstanding)

          (b)      Sole voting power - 14,649 shares

                   Shared voting power - 5,351 shares (with Patricia B. LeGrand)

                   Sole dispositive power - 14,649 shares

                   Shared dispositive power - 5,351 shares (with Patricia B. LeGrand)

          (c)      None

          (d)      Not applicable

          (e)      Not applicable



          James D. Moser, Jr.

          (a)      20,000 shares (1.06% of outstanding)

          (b)      Sole voting power - 14,000 shares

                   Shared voting power - 6,000 shares (with Brenda W. Moser)


                              Page 13 of 17 Pages

                   Sole dispositive power - 14,000 shares

                   Shared dispositive power - 6,000 shares (with Brenda W.
                   Moser)

          (c)      None

          (d)      Not applicable

          (e)      Not applicable


          W. Joseph Rich

          (a)      11,667 shares (0.620% of outstanding)

          (b)      Sole voting power - 8,969 shares

                   Shared voting power - 2,698 shares (with Sue McAteer Rich)

                   Sole dispositive power - 8,969 shares

                   Shared dispositive power - 2,698 shares (with Sue McAteer
                   Rich)


          Alfred J. Spitzner

          (a)      13,415 shares *(0.71% of outstanding)

          (b)      Sole voting power - 13,415 shares

                   Shared voting power - 0

                   Sole dispositive power - 13,415 shares

                   Shared dispositive power - 0

          (c)      None

          (d)      Not applicable

          (e)      Not applicable


                              Page 14 of 17 Pages

     * In addition, Mr. Spitzner is a Trustee of the Employee Stock Ownership Plan and Trust for Community Savings Bank, Inc. (ESOP). The ESOP owns 150,464 shares (8% of outstanding), and Mr. Spitzner has shared voting and dispositive control over such shares.


          Herbert N. Wellons

          (a)      13,362 shares *(0.71% of outstanding)

          (b)      Sole voting power - 12,281 shares

                   Shared voting power - 1,081 shares (with Eula J. Wellons)

                   Sole dispositive power - 12,281 shares

                   Shared dispositive power - 1,081 shares (with Eula J.
                     Wellons)

          (c)      None

          (d)      Not applicable

          (e)      Not applicable

     * In addition, Mr. Wellons is a Trustee of the Employee Stock Ownership Plan and Trust for Community Savings Bank, Inc. (ESOP). The ESOP owns 150,464 shares (8% of outstanding), and Mr. Wellons has shared voting and dispositive control over such shares.


Item 6. Contracts, Assignments, Understandings or Relationships With Respect to
------  -----------------------------------------------------------------------
          Securities of the Issuer.
          ------------------------

The filer has agreed with the Federal Deposit Insurance Corporation that any shares of First Community Financial Corporation common stock held by it must be voted in the same ratio as all other shares of First Community Financial Corporation common stock voted on all proposals considered by stockholders of First Community Financial Corporation. In addition, the filer has agreed with Community Savings Bank, Inc. that the amount of common stock that may be sold by the filer in any one year shall not exceed 5% of the average market value of the filer's assets, except where the board of directors of the filer determines that the failure to sell an amount of stock greater than such amount would result in a long-term reduction of the value of the filer's assets or would otherwise jeopardize the filer's capacity to carry out its charitable purposes.


                              Page 15 of 17 Pages

Item 7.  Material Filed as Exhibits.
------   --------------------------

          (1) Letter from Community Savings Charitable Foundation, Inc. to Federal Deposit Insurance Corporation dated June _____, 1999.

          (2) Agreement between Community Savings Charitable Foundation, Inc. and Community Savings Bank, Inc dated June 21, 1999.



                              Page 16 of 17 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   July 1, 1999               COMMUNITY SAVINGS CHARITABLE FOUNDATION, INC.


                                   By: /s/ William R. Gilliam
                                      ---------------------------------------
                                      William R. Gilliam, President


                              Page 17 of 17 Pages